SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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     In the Matter of:
                                                        CERTIFICATE
                                                        PURSUANT TO
     FirstEnergy Corp.                                    RULE 24
     Ohio Edison Company
     The Cleveland Electric
     Illuminating Company
     The Toledo Edison Company
     Pennsylvania Power Company

     (File No. 70-10307)
(Public Utility Holding Company Act of 1935)
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          This Certificate of Notification (the "Certificate") is filed by
FirstEnergy Corp. ("FirstEnergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries named above, in connection with the transactions proposed in the Form U-1 Application-Declaration, as amended, in File No. 70-10307 (the "Application").

          In the Application, Ohio Edison Company ("Ohio Edison"), Pennsylvania Power Company ("Penn Power"), The Cleveland Electric Illuminating Company ("Cleveland Electric") and The Toledo Edison Company ("Toledo Edison") requested authorization to acquire the promissory notes of FirstEnergy Generation Corp. ("FE GenCo"), an "exempt wholesale generator" under Section 32 of the Act, in consideration of FE GenCo's purchase of certain fossil and hydroelectric generating plants owned by Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison (the "Utility Subsidiaries"). The transactions proposed in the Application were authorized by the Securities and Exchange Commission (the "Commission") by order dated October 19, 2005 (the "Order"). FirstEnergy hereby certifies that, on October 24, 2005, the Utility Subsidiaries complete the sale of their respective interests in the fossil and hydroelectric generating plants to FE GenCo and, in consideration therefor, received from FE GenCo, promissory notes in the following principal amounts:

          Ohio Edison - $979,502,480

          Penn Power - $125,411,440

          Cleveland Electric - $407,821,494

          Toledo Edison - $88,171,995


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          Included herewith as Exhibits F-1 and F-2 are "past tense" opinions of counsel.


                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalves by the undersigned thereunto duly authorized.


                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company

                                     By: /s/ Harvey L. Wagner
                                         --------------------
                                     Name:  Harvey L. Wagner
                                     Title: Vice President, Controller and Chief
                                            Accounting Officer

November 15, 2005


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